UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
_______

The Estee Lauder Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

Howard Dicker Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

September 22, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

(Page 1)

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	2

1	NAMES OF REPORTING PERSONS LAL 2008 Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,329,842 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,329,842 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,329,842 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (see Item 5)
14	TYPE OF REPORTING PERSON OO

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CUSIP No.	518439 10 4	SCHEDULE 13D	Page	3

1	NAMES OF REPORTING PERSONS George W. Schiele
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Stated of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,329,842 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,329,842 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,329,842 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (see Item 5)
14	TYPE OF REPORTING PERSON IN

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This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D first filed with the Securities and Exchange Commission on November 25, 2008 (the “Schedule 13D”), and is filed by the LAL 2008 Marital Trust (the “LAL 2008 Trust”) and George W. Schiele, as a trustee of the LAL 2008 Trust (“GWS”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A Common Stock, $.01 par value per share (“Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

The information set forth in Item 6 of this Amendment No. 1 regarding the exchange of shares is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.
(a)

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference. As of September 23, 2009, LAL Family Partners L.P. (“LALFP”) was the direct beneficial owner of no shares of Class A Common and 45,329,842 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), of the Issuer. The LAL 2008 Trust, as the majority stockholder of LAL Family Corporation (“LALFC”), which is the sole general partner of LALFP, and GWS and Joel S. Ehrenkranz (“JSE”), as co-trustees of the LAL 2008 Trust and directors of LALFC, may be deemed to be the beneficial owners of such shares of Class B Common Stock directly owned by LALFP.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own 45,329,842 shares of Class A Common Stock, which would constitute 27.6% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of August 14, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, as filed with the SEC by the Issuer on August 19, 2009 (118,631,373 shares), plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock beneficially owned by the Reporting Persons described above).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 0 shares of Class A Common and 45,329,842 shares of Class B Common Stock beneficially owned by the Reporting Persons constitute 50.4% of the aggregate voting power of the Issuer.

GWS beneficially owns no Class A Common Stock or Class B Common Stock except in his capacity as co-trustee of the LAL 2008 Trust (and a director of LALFC). JSE beneficially owns no Class A Common Stock or Class B Common Stock except in his capacity as co-trustee of the LAL 2008 Trust (and a director of LALFC) and co-trustee of the 1992 GRAT Remainder Trust f/b/o William P. Lauder and the 1992 GRAT Remainder Trust f/b/o Gary M. Lauder. JSE separately reports beneficial ownership on a Schedule 13G.

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(b)

The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference. GWS and JSE, as co-trustees of the LAL 2008 Trust and the directors of LALFC, may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of the shares of Class A Common Stock and Class B Common Stock directly owned by LALFP.

(c)	None of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days except as disclosed in Item 6 hereof.
(d)

The beneficiaries of the LAL 2008 Trust (i.e., Leonard A. Lauder, his spouse and his descendants), the stockholders of LALFC (i.e., LAL 2008 Trust, William P. Lauder, and Gary M. Lauder), and the partners of LALFP (including the LAL 2008 Trust, William P. Lauder, and Gary M. Lauder) do not have the right to, but may receive (at the discretion of GWS and JSE), dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by LALFP.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

On September 22, 2009, there was (1) a transfer by the 1992 GRAT Remainder Trust f/b/o William P. Lauder (“WPL GRAT”) to LALFP of 1,280,456 shares of Class B Common Stock, in exchange for the transfer by LALFP to the WPL GRAT of 1,280,456 shares of Class A Common Stock and (2) a transfer by the 1992 GRAT Remainder Trust f/b/o Gary M. Lauder (“GML GRAT”) to LALFP of 1,343,846 shares of Class B Common, in exchange for the transfer by LALFP to the GML GRAT of 1,343,846 shares of Class A Common Stock.

The Stockholders’ Agreement was amended by Amendment No. 7 to the Stockholders’ Agreement, effective September 2, 2009, to delete a party, provide for certain additional permitted transfers, and clarify the rights of certain stockholder parties. A copy of Amendment No. 7 to the Stockholders’ Agreement is filed as Exhibit 16 hereto, and an updated list of parties to the Stockholders’ Agreement is attached as Exhibit 17 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is supplemented as follows:

Exhibit 15	Amendment No. 7 to Stockholders’ Agreement. †
Exhibit 16	List of Parties to the Stockholders’ Agreement (as of September 2, 2009). †

__________________

† Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2009

LAL 2008 MARITAL TRUST

By:	/s/ George W. Schiele
	Name:	George W. Schiele
	Title:	Trustee

By:	/s/ Joel S. Ehrenkranz
	Name:	Joel S. Ehrenkranz
	Title:	Trustee

/s/ George W. Schiele
George W. Schiele

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Exhibit Index

Exhibit No.	Description

15	Amendment No. 7 to Stockholders’ Agreement. †

16	List of Parties to the Stockholders’ Agreement (as of September 2, 2009). †

__________________

† Filed herewith.

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